Exhibit 99.1

news

IMMEDIATE	9 June 2003

Royal & SunAlliance announces the sale of its Puerto Rican Operations to Cooperativa de Seguros Multiples de Puerto Rico

Royal & Sun Alliance Insurance Group plc announces that it has agreed to sell its Puerto Rican subsidiary, Royal & Sun Alliance Insurance (Puerto Rico), Inc. to Cooperativa de Seguros Multiples de Puerto Rico. The consideration will be around £38m (US$61m) to be paid in cash on completion and will be subject to a completion accounting adjustment. As at 31 December 2002 the net asset value of Royal & Sun Alliance Insurance (Puerto Rico), Inc., on a local GAAP basis, was approximately £28m (US$45m).

Kelvin Edwards, Managing Director, Latin America & Caribbean Region said,
“This represents another significant step in Royal & Sun Alliance's strategic withdrawal from the hurricane-exposed territories of the Caribbean. It follows the disposal of our operations in the Bahamas and Bermuda at the end of 2002 thus significantly reducing potential volatility in results. It will also contribute further to the Group’s capital release programme”.

The business is to be sold as a going concern. The transaction is subject to certain conditions including normal regulatory approvals.

–ENDS–

For further information:

Malcolm Gilbert	Stephen Clark	Karen Donhue
Tel: +44 (0)20 7569 6138	Tel: +44 (0)20 7569 6127	Tel: +44 (0)20 7569 6133

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Important Disclaimer
This press release contains forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. The forward-looking statements are based on management’s current expectations or beliefs as well as a number of assumptions about future events, and are subject to factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The specific forward-looking statements cover, among other matters, the consideration. The sale is subject to the execution of definitive documents by the parties. The Company does not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Notes to Editors:

•	A consideration of US$61m is agreed for the purchase of 100% of the shares of Royal & Sun Alliance Insurance (Puerto Rico), Inc. As at the date of signing, Royal & SunAlliance owns approximately 94.3% of the shares.
•	The Latin America & Caribbean regional reinsurance programme of Royal & SunAlliance will remain in place until 31 December 2003 and will continue to respond to liabilities incurred by Royal & Sun Alliance (Puerto Rico) Inc. up to that date with limited run off cover provided on a small number of policies in 2004.
•	As at 31 December 2002 Royal & Sun Alliance Insurance (Puerto Rico) Inc.’s Gross Written Premiums were US$141m (£87m).